                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC. 20549
                                   FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 1997

     OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the transition period ____ to ____

                            COMMISSION FILE NUMBER
                                    0-25340

                           STUDIO PLUS HOTELS, INC.
                          RETIREMENTPLUS SAVINGS PLAN

                           Studio Plus Hotels, Inc.
                    450 East Las Olas Boulevard, Suite 1100
                         Ft. Lauderdale, Florida 33301

REQUIRED INFORMATION


                                                                          Page

(a)  Financial Statements - Plan financial statements and                 4 - 14
     schedules prepared in accordance with financial reporting requirements of ERISA.

     See accompanying Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Signatures

(c)  Exhibits

     23   Consent of Independent Accountants

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                                       OF

                            STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

                 for the years ended December 31, 1997 and 1996

                           AND SUPPLEMENTAL SCHEDULES

                      for the year ended December 31, 1997

                            STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                      ____

                                                                                      Pages
                                                                                      -----

Report of Independent Accountants                                                       2-3


Financial Statements:
  Statement of Net Assets Available for Plan Benefits with Fund Information
    as of December 31, 1997 (Liquidation Basis of Accounting)                             4
  Statement of Net Assets Available for Plan Benefits with Fund Information
    as of December 31, 1996 (Accrual Basis of Accounting)                                 5
  Statement of Changes in Net Assets Available for Benefits with Fund Information
    for the year ended December 31, 1997 (Liquidation Basis of Accounting)                6
  Statement of Changes in Net Assets Available for Benefits with Fund Information for the period from April 15, 1996 (inception) to December 31, 1996
    (Accrual Basis of Accounting)                                                         7
  Notes to Financial Statements                                                        8-12

Supplemental Schedules:
  Line 27a - Schedule of Assets Held for Investment Purposes as of
    December 31, 1997                                                                    13
  Line 27d - Schedule of Reportable Transactions for the year ended
    December 31, 1997                                                                    14

All other schedules of additional information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Plan Administrator of the
  Studio Plus Hotels, Inc.
  RetirementPLUS Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Studio Plus Hotels, Inc. RetirementPLUS Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997 and for the period from April 15, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 and for the period from April 15, 1996 (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, the Plan was effectively terminated as of December 31, 1997. In accordance with generally accepted accounting principles, the Plan has changed its basis of accounting used to determine the amounts at which assets are stated, from the ongoing plan basis used in presenting the 1996 financial statements to the liquidation basis used in presenting the 1997 financial statements.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Spartanburg, South Carolina
June 30, 1998

                           STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                               December 31, 1997

                       (Liquidation Basis of Accounting)


                                                               Participant Directed
                                ---------------------------------------------------------------------------------
                                U.S. Treasury      Fidelity                 Vanguard      Fidelity      Heartland
                                 Obligations     Intermediate  Balanced      Index         Growth         Value
                                    Fund          Bond Fund      Fund       500 Fund        Fund           Fund
                                -------------    ------------  --------     --------      --------      ---------
Investments, at fair value        $9,427          $17,893       $36,786      $180,194      $125,123     $120,562
Receivables:
 Employee contributions
 Employer contributions
 Accrued interest and
  dividends                           43
Cash                                                  241         2,161           286           278          519
                                  ------          -------       -------      --------      --------     --------
  Net assets available for
   plan benefits                  $9,470          $18,134       $38,947      $180,480      $125,401     $121,081
                                  ======          =======       =======      ========      ========     ========


                                                     Participant Directed
                                         ---------------------------------------------
                                         Common
                                         Stock       Distribution
                                          Fund         Account       Other       Total
                                         ------      ------------    -----       -----
Investments, at fair value              $128,237       $23,456      $           $641,787
Receivables:
 Employee contributions                                              34,000       34,000
 Employer contributions                                              33,224       33,224
 Accrued interest and
  dividends                                   28            95                       166
Cash                                                                               3,485
                                        --------       -------      -------     --------
  Net assets available for
   plan benefits                        $128,265       $23,551      $67,224     $712,553
                                        ========       =======      =======     ========

   The accompanying notes are an integral part of the financial statements.

                           STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             WITH FUND INFORMATION

                               December 31, 1996

                         (Accrual Basis of Accounting)

                                                                    Participant Directed
                  ----------------------------------------------------------------------------------------------------------------
                              Fidelity
                      U.S.     Inter-
                   Treasury    mediate                 Vanguard    Fidelity    Heartland   Common     Distri-
                  Obligations    Bond       Balanced    Index       Growth       Value      Stock     bution
                     Fund        Fund         Fund     500 Fund      Fund         Fund       Fund     Account    Other     Total
                  ----------- --------      --------   --------    --------    ---------   ------     -------    -----     -----
Investments, at
 fair value         $2,945      $9,417      $11,888     $43,608     $34,889      $32,653    $38,496   $10,323    $        $184,219
Receivables:
 Employee
  contributions                                                                                                   17,950    17,950
 Employer
  contributions                                                                                                   30,256    30,256
 Accrued interest
  and dividends         12           2            2          13           8            8        156        33                  234
                    ------      ------      -------     -------     -------      -------    -------   -------    -------  --------
   Net assets
    available for
    plan benefits   $2,957      $9,419      $11,890     $43,621     $34,897      $32,661    $38,652   $10,356    $48,206  $232,659
                    ======      ======      =======     =======     =======      =======    =======   =======    =======  ========

   The accompanying notes are an integral part of the financial statements.

                           STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             WITH FUND INFORMATION

                     for the year ended December 31, 1997

                       (Liquidation Basis of Accounting)


                                                         Participant Directed
                  ----------------------------------------------------------------------------------------------
                                            U.S.         Fidelity
                                         Treasury      Intermediate                    Vanguard         Fidelity
                                        Obligations         Bond       Balanced         Index            Growth
                                           Fund             Fund         Fund          500 Fund           Fund
                                        -----------      --------      -------         --------         --------
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation) in
   fair value of investments                 $             $   176        $ 1,528        $ 22,630        $ 12,972
  Interest income                               278              2              3              19              18
  Dividend income                                              758          3,470           1,102           7,947
                                             ------        -------        -------        --------        --------
                                                278            936          5,001          23,751          20,937
                                             ------        -------        -------        --------        --------
 Contributions:
  Employee                                    4,717          5,593         15,169          97,758          64,015
  Employer                                    1,718          3,250          7,058          21,872          15,767
                                             ------        -------        -------        --------        --------
                                              6,435          8,843         22,227         119,630          79,782
                                             ------        -------        -------        --------        --------
   Total additions                            6,713          9,779         27,228         143,381         100,719
                                             ------        -------        -------        --------        --------
Distributions to participants
Interfund transfers                            (200)        (1,064)          (171)         (6,522)        (10,215)
                                             ------        -------        -------        --------        --------
Increase in net assets                        6,513          8,715         27,057         136,859          90,504
Net assets available for plan benefits:
 Beginning of year                            2,957          9,419         11,890          43,621          34,897
                                             ------        -------        -------        --------        --------
 End of year                                 $9,470        $18,134        $38,947        $180,480        $125,401
                                             ======        =======        =======        ========        ========


                                                       Participant Directed
                  ----------------------------------------------------------------------------------------------
                                          Heartland       Common        Distri-
                                            Value         Stock         bution
                                             Fund           Fund        Account           Other           Total
                                          ---------       ------        -------           -----           -----

Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation) in
   fair value of investments               $  1,183       $(22,814)      $                $              $ 15,675
  Interest income                                44            155            541                           1,060
  Dividend income                             1,284                                                        14,561
                                           --------       --------       --------                        --------
                                              2,511        (22,659)           541                          31,296
                                           --------       --------       --------                        --------

 Contributions:
  Employee                                   72,017         83,351         19,506          16,050         378,176
  Employer                                   19,921         34,989            745           2,968         108,288
                                           --------       --------       --------         -------        --------
                                             91,938        118,340         20,251          19,018         486,464
                                           --------       --------       --------         -------        --------
   Total additions                           94,449         95,681         20,792          19,018         517,760
                                           --------       --------       --------         -------        --------
Distributions to participants                                             (37,866)                        (37,866)
Interfund transfers                          (6,029)        (6,068)        30,269
                                           --------       --------       --------         -------
Increase in net assets                       88,420         89,613         13,195          19,018         479,894
Net assets available for plan benefits:
 Beginning of year                           32,661         38,652         10,356          48,206         232,659
                                           --------       --------       --------         -------        --------
 End of year                               $121,081       $128,265       $ 23,551         $67,224        $712,553
                                           ========       ========       ========         =======        ========


   The accompanying notes are an integral part of the financial statements.

                            STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             WITH FUND INFORMATION

      for the period from April 15, 1996 (inception) to December 31, 1996

                         (Accrual Basis of Accounting)

                                                                  Participant Directed
                         ----------------------------------------------------------------------------------------------------------
                            U.S.
                          Treasury      Fidelity              Vanguard  Fidelity  Heartland  Common
                         Obligations  Intermediate  Balanced   Index     Growth     Value     Stock  Distribution
                            Fund       Bond Fund      Fund    500 Fund    Fund       Fund     Fund     Account     Other     Total
                         -----------  ------------  --------  --------  --------  ---------  ------  ------------ -------  --------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation in fair
   value of investments    $             $   17      $   257   $ 3,178   $ 1,393   $   211   $          $         $        $  5,056
  Interest income              43             4           14        24        18        15       569        381               1,068
  Dividend income                            96          317        94     1,519                                              2,026
                           ------        ------      -------   -------   -------   -------   -------    -------            --------
                               43           117          588     3,296     2,930       226       569        381               8,150
                           ------        ------      -------   -------   -------   -------   -------    -------            --------
 Contributions:
  Employee                  2,210         7,825        9,451    32,280    24,544    26,300    32,339     12,106    17,950   165,005
  Employer                    704         1,477        1,851     8,082     5,665     6,135     8,194               30,256    62,364
                           ------        ------      -------   -------   -------   -------   -------    -------   -------  --------
                            2,914         9,302       11,302    40,362    30,209    32,435    40,533     12,106    48,206   227,369
                           ------        ------      -------   -------   -------   -------   -------    -------   -------  --------
   Total additions          2,957         9,419       11,890    43,658    33,139    32,661    41,102     12,487    48,206   235,519
                           ------        ------      -------   -------   -------   -------   -------    -------   -------  --------
Distributions to
 participants                                                                                   (639)    (2,221)             (2,860)
Interfund transfers                                                (37)    1,758              (1,811)        90
                                                               -------   -------             -------    -------
Increase in net assets      2,957         9,419       11,890    43,621    34,897    32,661    38,652     10,356    48,206   232,659
Net assets available for
 plan benefits:
 Beginning of year
                           ------        ------      -------   -------   -------   -------   -------    -------   -------  --------
 End of year               $2,957        $9,419      $11,890   $43,621   $34,897   $32,661   $38,652    $10,356   $48,206  $232,659
                           ======        ======      =======   =======   =======   =======   =======    =======   =======  ========

    The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS

                                      ____

1. Plan Termination:
   ----------------

   On April 11, 1997, Studio Plus Hotels, Inc. and subsidiary (the "Company") merged with ESA Merger Sub, Inc., a wholly-owned subsidiary of Extended Stay America, Inc. As part of the integration of the two companies, it is management's intent to terminate the Studio Plus Hotels, Inc. RetirementPLUS Savings Plan. Accordingly, the 1997 financial statements have been presented on a liquidation basis of accounting. The 1996 financial statements are presented on an ongoing basis in accordance with generally accepted accounting principles.

2. Description of the Plan:
   -----------------------

   The following description provides only general information. Participants should refer to the Plan documents distributed by Fifth Third Bank of Kentucky (the "Trustee") for a more complete description of the Plan's provisions.

   GENERAL - The Plan is a defined contribution plan, established on April 15, 1996, covering substantially all employees of the Company. To be eligible to participate in the Plan, employees must have completed 3 months of service (250 hours) and attained age 18. The Plan is in place to provide benefits to the Company's employees upon retirement and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in ten percent increments in any of the following seven investment options:

U.S. Treasury Obligations Fund       Invests primarily in short-term U.S.
                                     Treasury obligations and repurchase
                                     agreements that are fully collateralized by such Treasury securities

Fidelity Intermediate Bond Fund      Invests primarily in investment-grade
                                     fixed-income obligations

Balanced Fund                        Invests primarily in growth companies,
                                     high-quality debt securities issued by
                                     corporations, the U.S. Government and its agencies, and in quality money market instruments

Vanguard Index 500 Fund              Invests in all 500 stocks in the S&P 500
                                     Index in approximately the same proportions as represented in the Index

Fidelity Growth Fund                 Invests in traditional growth stocks plus
                                     other opportunities such as debt securities and cyclicals

                                      ____



2. Description of the Plan, continued:
   -----------------------

Heartland Value Fund          Invests in the equity securities of companies with
                              market capitalizations of less than $500 million

Common Stock Fund             Invests primarily in the common stock of Extended
                              Stay America, Inc.

Distribution Account          Temporarily accumulates the contributions made by
                              the Company and employee prior to distributing to the individual funds. Any distributions from the Plan are transferred from the individual funds to this account and then distributed in a lump-sum to the participant.

   CONTRIBUTIONS - The Plan is funded by voluntary employee pretax contributions up to a maximum of 15 percent of total annual eligible compensation not to exceed $9,500 in 1997 and 1996. A participant may elect to have a set dollar amount deducted each pay period with a minimum of $10.

   The Company matches employee pretax contributions in an amount equal to 50 percent of the first 6 percent of total annual eligible compensation. Matching contributions are invested in the same active investment funds and in the same proportion as designated by the participant. In addition, the Company may make a discretionary contribution to the Plan. As of December 31, 1997 and 1996, there were no discretionary contributions.

   Allocation to Participants - Contributions are allocated to the accounts of participants on a quarterly basis. The allocations of Plan earnings are based on the ratio of the participant's balance to the total balance of all participants.

   VESTING - A participant's contributions are fully vested and nonforfeitable at all times under the Plan. Participants will be credited with one year of vesting service for each Plan year in which they earned 1,000 hours of employment. As previously discussed in Note 1, it was management's intent to terminate the Plan as of December 31, 1997. Effective as of the date of termination, all participants are 100 percent vested in the Company's matching contribution portion of their accounts plus actual earnings thereon. Prior to the termination of the Plan, the employer matching contribution account was subject to a vesting schedule as follows:

                                      ____



2. Description of the Plan, continued:
   -----------------------

               Years of Vesting Service                     Vesting %
               ------------------------                     ---------
             Less than 1 year                                   0%
             1 but less than 2 years                           25%
             2 but less than 3 years                           50%
             3 but less than 4 years                           75%
             4 years or more                                  100%

   PAYMENT OF BENEFITS - Distributions will be made after the allocation of contributions and earnings is complete for the allocation period in which employment is terminated. Benefits paid upon termination, retirement or death may be a lump-sum payment or a series of payments. Participants may be permitted to receive a distribution from their employee accounts prior to termination if they experience a financial hardship. Any distribution would be limited to actual employee savings contributions not previously withdrawn. Amounts allocated to terminated employees totaled approximately $26,000 and $0 at December 31, 1997 and 1996, respectively.

   Upon termination of employment for any reason other than retirement, disability or death, and providing that the value of the participant's nonforfeitable benefit does not exceed $3,500, this amount will be paid in a lump sum as soon as administratively feasible.

 . FORFEITED ACCOUNTS - At December 31, 1997 and 1996, forfeited nonvested accounts totaled $0 and $2,029, respectively. Forfeitures are used to offset the Company's contribution.

3. Significant Accounting Policies:
   -------------------------------

   VALUATION OF INVESTMENTS - Investments are stated at fair value. The U.S. Treasury Obligations Fund, a portion of the Common Stock Fund and the Distribution Account are invested in money market funds which are stated at cost which approximates market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. All other funds consist primarily of investments in mutual funds which are stated at current market value as determined by the Trustee, using published market prices.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                     ____



3.   Significant Accounting Policies, continued:
     --------------------------------

     NET APPRECIATION (DEPRECIATION) - The Plan presents, in the accompanying statements of changes in net assets available for plan benefits with fund information, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     DISTRIBUTIONS TO PARTICIPANTS - Distributions to participants are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information.


4.   Investments:
     -----------

     The Plan's assets are held in a trust by the Trustee. The following investments represent five percent or greater of net assets available for Plan benefits at December 31:


                                                               1997      1996
                                                               ----      ----
     Fountain Square U.S. Treasury Obligations Fund          $ 39,774  $ 55,793
     Fountain Square Balanced Fund                             36,786    11,888
     Vanguard Index Trust 500 Portfolio                       180,194    41,084
     Fidelity Advisor Series II Growth Opportunities Fund     125,123    33,787
     Heartland Value Fund                                     120,562    32,653
     Extended Stay America, Inc. common stock                 121,346

                                     ____



5.   Administrative Expenses:
     ------------------------
     Administrative expenses of approximately $6,500 in 1997 and 1996, respectfully, were paid by the Company at no cost to the Plan.


6.   Income Tax Status:
     ------------------
     The Plan has currently filed with the Internal Revenue Service under
     Section 401 (a) of the Internal Revenue Code to qualify as a tax-exempt plan from federal income taxes under provisions of the current income tax law.

                            SUPPLEMENTAL SCHEDULES

                            STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            as of December 31, 1997

                                     _____


           Identity of Issuer, Borrower,                                                 Current
Shares        Lessor or Similar Party       Description of Investment         Cost        Value
------     -----------------------------    -------------------------         ----       -------
39,774         Fifth Third Bank (1)         Fountain Square U.S.
                                            Treasury Obligation Fund        $ 39,774     $ 39,774

 1,688         Fidelity                     Fidelity Advisor Series IV
                                            Intermediate Bond Fund            17,686       17,893

 2,582         Fifth Third Bank (1)         Fountain Square Balanced
                                            Fund                              35,373       36,786

 2,001         Vanguard                     Vanguard Index Trust 500
                                            Portfolio                        155,487      180,194

 2,948         Fidelity                     Fidelity Advisor Series II
                                            Growth Opportunities Fund        111,802      125,123

 3,560         Heartland                    Value Fund                       120,813      120,562

 9,756         Extended Stay America,       Extended Stay America,
               Inc. (1)                     Inc. common stock                146,280      121,346
                                                                            --------     --------
                                                                            $627,215     $641,678
                                                                            ========     ========

(1)  Party-in-interest

                           STUDIO PLUS HOTELS, INC.

                          RETIREMENTPLUS SAVINGS PLAN

                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     for the year ended December 31, 1997


                                                                                                           Current
                                                                                                          Value on
                                                          Number of    Purchase     Selling     Cost of  Transaction      Gain
Transaction Type and Description                        Transactions     Price       Price       Asset      Date        or (Loss)
--------------------------------                        ------------  ----------   ---------    -------  -----------   -----------
  I.  Single transaction in excess of five percent:

      None

 II. Series of transactions with respect to any plan asset other than securities in excess of five percent:

      None

III. Series of transactions with respect to securities of the same issue in excess of five percent:

      Fifth Third Bank (1) - Fountain
        Square Balanced Fund                                 24       $  22,141                $ 22,141  $   22,141
      Fifth Third Bank (1) - Vanguard
        Index Trust 500 Portfolio                            27         120,261                 120,261     120,261
      Fifth Third Bank (1) - Fidelity
        Advisor Series II Growth
        Opportunities Fund                                   25          78,406                  78,406      78,406
      Fifth Third Bank (1) - Heartland
        Value Fund                                           27          90,981                  90,981      90,981
      Extended Stay America, Inc. (1) -
        common stock                                         20          90,358                  90,358      90,358
      Extended Stay America, Inc.  (1) -
        common stock                                          5                      13,193      15,983      15,983      (2,790)
      Studio Plus Hotels, Inc.  (1) -
        common stock                                          9          78,739                  78,739      78,739
      Studio Plus Hotels, Inc. (1) -
        common stock                                          3                      11,746       9,826      11,746      (1,920)
      Fifth Third Bank (1) - Fountain
        Square U.S. Treasury
        Obligation Fund                                      38         135,692                 135,692     135,692
      Fifth Third Bank (1) - Fountain
        Square U.S. Treasury
        Obligation Fund                                      20                     151,712     151,712     151,712

 IV. Any transaction with respect to securities with a person if any prior or subsequent transactions with such person exceeded five percent:

      None

        (1)  Party-in-interest

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    STUDIO PLUS HOTELS, INC.
                                    RETIREMENTPLUS SAVINGS PLAN

                                    By: Studio Plus Hotels, Inc.
                                    Plan Administrator


                                    By: /s/ Robert A. Brannon
                                        Robert A. Brannon
                                        Vice President, Secretary, and Treasurer


Date: July 15, 1998

                                 EXHIBIT INDEX

Exhibit Number                                  Description of Exhibit
    (23)                                        Consent of Independent
                                                Accountants